FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009 (Report No. 3)

Commission File Number: 0-29742

Retalix Ltd.
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration no. 333-09840; (ii) the Registrant’s Registration Statement on Form S-8, Registration no. 333-12146; (iii) the Registrant’s Registration Statement on Form S-8, Registration no. 333-14238; (iv) the Registrant’s Registration Statement on Form S-8, Registration no. 333-109874; and (v) the Registrant’s Registration Statement on Form S-8, Registration no. 333-118930; (vi) the Registrant’s Registration Statement on Form S-8, Registration no. 333-157094, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently file or furnished.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is hereby attached hereto and incorporated by reference herein:

99.1	Press Release: Retalix Announces Agreement to Dismiss Purported Class Action Lawsuit, dated November 18, 2009.

99.2	Press Release: Retalix Announces Closing of Strategic Financing Transaction, dated November 19, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009	RETALIX LTD. By: /s/ Hugo Goldman —————————————— Hugo Goldman Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press Release: Retalix Announces Agreement to Dismiss Purported Class Action Lawsuit, dated November 18, 2009.

99.2	Press Release: Retalix Announces Closing of Strategic Financing Transaction, dated November 19, 2009.